

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

<u>Via E-mail</u>
Mr. Francis R. Biscan, Jr.
President, Chief Executive Officer and Director
Tara Gold Resources Corp.
2162 Acorn Court
Wheaton, Illinois 60189

   Re: Tara Gold Resources Corp.
     Amendment No. 2 to Registration Statement on Form 10-12G
     Filed October 31, 2012
     Form 10-K for the fiscal year ended December 31, 2012
     Filed April 16, 2012
     File No. 0-29595

Dear Mr. Biscan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/H. Roger Schwall

            H. Roger Schwall
            Assistant Director

cc: <u>Via E-mail</u>
   William Hart